UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2006

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

13 November 2006
30/06

BHP BILLITON AND PARTNERS ACQUIRE GENGHIS KHAN OIL AND GAS DEVELOPMENT IN DEEPWATER GULF OF MEXICO

BHP Billiton, with co-venturers Hess Corporation and Repsol YPF, announced today the purchase of the Genghis Khan oil and gas development from Anadarko Petroleum Corporation. The transaction includes rights for Green Canyon Blocks 652 and 608 (certain rights only) in the deepwater Gulf of Mexico. The Genghis Khan field already has two wells and development infrastructure in place. The field is part of the same geological structure as the recently sanctioned Shenzi project. Gross costs for the transaction are US$1.35 billion, with the net share to BHP Billiton at US$594 million.

The sale will close following due diligence by the purchasers, resolution of production handling agreements and other conditions, as well as any subsequent government approvals that may be necessary.

Genghis Khan was discovered in 2005 on GC 652 and includes estimated gross hydrocarbon reserves in the range from 65 to 170 million barrels of oil equivalent. It is located in water depths of approximately 4,300 feet. The field is located within 3 miles of the Marco Polo production platform, and development of the reserves at Genghis Khan will proceed through the connection of subsea wells where the pipeline infrastructure is already in place. Development may include up to seven wells to fully produce recoverable reserves from the field. First oil is expected in the middle of calendar year 2007 with continued drilling to follow.

"The acquisition of Genghis Khan provides BHP Billiton with a significant undeveloped asset in the deepwater Gulf of Mexico with near-term production that we will operate," explained J. Michael Yeager, Group President Energy for BHP Billiton. "Additionally, Genghis Khan being adjacent to our Shenzi oil and gas field will allow us to benefit from developmental synergies, and will give us knowledge that will enhance the Shenzi development when it comes on-stream in 2009."

BHP Billiton holds a 44 percent interest and is the operator of the Shenzi development. Hess Corporation and Repsol YPF each hold a 28 percent interest. Ownership and operating interests in Genghis Khan will be the same as Shenzi once the transaction is completed. As one of the largest leaseholders in the Gulf of Mexico, BHP Billiton holds interests in more than 400 blocks.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 13 November 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary